Exhibit 99.1

  Nexxen Reports Fourth Quarter and Full Year 2025 Financial Results

Expanded into AI-resilient growth channels through enhanced mobile in-app capabilities and the release of Nexxen’s industry-first programmatic Smart TV home screen ad activation solution, which is now integrated with V (formerly VIDAA) and The Trade Desk’s Ventura Ecosystem

Launched expanded V partnership, strengthening Nexxen’s competitive advantages and differentiation while enhancing the Company’s long-term CTV and data revenue opportunities

Guides to 2026 Contribution ex-TAC and programmatic revenue growth of approximately 8% and 10% at the midpoint; Q1 2026 Contribution ex-TAC and programmatic revenue to date have exceeded management’s initial expectations

NEW YORK, March 4, 2026 -- Nexxen International Ltd. (NASDAQ: NEXN) (“Nexxen” or the “Company”), a global, flexible advertising technology platform with deep expertise in data and advanced TV, announced today its financial results for the three and twelve months ended December 31, 2025.

Q4 2025 Financial Highlights

•	Contribution ex-TAC of $97.8 million, down 7% year-over-year (-1% excluding political)
•	Programmatic revenue of $94.3 million, down 4% year-over-year (+2% excluding political)
•	CTV revenue of $30.1 million, down 19% year-over-year (-12% excluding political)
•	CTV revenue reflected 32% of programmatic revenue, compared to 38% in Q4 2024
•	Programmatic revenue increased to 94% of revenue, from 88% in Q4 2024
•
Adjusted EBITDA of $33.9 million, down 23% year-over-year, representing a 35% Adjusted EBITDA Margin on a Contribution ex-TAC basis (34% on a revenue basis), compared to 42% on a Contribution ex-TAC basis (39% on a revenue basis) in Q4 2024

•	Video revenue represented 72% of programmatic revenue, compared to 75% in Q4 2024
•	$133.3 million in cash and cash equivalents, no long-term debt and $50 million available under the Company’s undrawn revolving credit facility as of December 31, 2025

Full Year 2025 Financial Highlights

•	Record Contribution ex-TAC of $353.1 million, up 3% year-over-year (+6% excluding political)
•	Record programmatic revenue of $340.6 million, up 5% year-over-year (+8% excluding political)
•	CTV revenue of $109.4 million, down 4% year-over-year (relatively flat excluding political)
•	CTV revenue reflected 32% of programmatic revenue, compared to 35% in 2024
•	Programmatic revenue increased to 93% of revenue, from 89% in 2024
•
Adjusted EBITDA of $115.1 million, up 1% year-over-year, representing a 33% Adjusted EBITDA Margin on a Contribution ex-TAC basis (32% on a revenue basis), compared to 33% on a Contribution ex-TAC basis (31% on a revenue basis) in 2024

•	Video revenue represented 71% of programmatic revenue, compared to 72% in 2024
•	Contribution ex-TAC retention rate of 92%, compared to 102% in 2024
•	Contribution ex-TAC per active customer increased to approximately $563,000, from approximately $526,000 in 2024

“We met our updated 2025 guidance and are off to a strong start in 2026, with Contribution ex-TAC and programmatic revenue exceeding our initial expectations to this point in Q1, driven by broad-based strength across our programmatic business lines,” said Ofer Druker, Chief Executive Officer of Nexxen.

Mr. Druker added, “Looking ahead, we believe we are well-positioned for success in 2026 and beyond. Our increased focus on our enterprise DSP and supporting product ecosystem, V partnership, growing adoption of our industry-first programmatic Smart TV home screen solution and our expansion into mobile in-app are strengthening the Company’s long-term growth opportunities while creating a more durable and diverse revenue base resilient to AI disruption. Nexxen’s Smart TV home screen solution represents a powerful differentiator that is expected to drive meaningful value for both sides of the ecosystem and has been adopted by strategic partners including V and The Trade Desk, with others expected to follow. We believe our additional nexAI launches and sales initiatives in 2026 will help accelerate enterprise adoption, and we are ready to capitalize on the vast opportunities ahead.”

Financial Guidance

o	Nexxen provides the following financial guidance for full year 2026:

•	Contribution ex-TAC in the range of $375 - $390 million (approximately 8% year-over-year growth at the midpoint)
•	Programmatic revenue in the range of $367 - $381 million (approximately 10% year-over-year growth at the midpoint)
•
Adjusted EBITDA in the range of $122 - $132 million (approximately 10% year-over-year growth at the midpoint, representing a 33% Adjusted EBITDA Margin at the midpoint of Contribution ex-TAC and Adjusted EBITDA guidance)

o
Contribution ex-TAC impact from reduced spending by one DSP customer, as noted in Q3 2025 earnings, is expected to remain isolated to Q4 2025 and not affect 2026 performance. The customer has increased its year-over-year spend with Nexxen to date in Q1 2026.

o	Contribution ex-TAC and programmatic revenue to date in Q1 2026 have exceeded management’s initial expectations, driven by broad-based strength across Nexxen’s programmatic business lines.
o
Management expects growth in CTV, self-service and data products revenue in 2026, supported by the Company’s traditional sales efforts, its exclusive TV data and media partnership with V and growing adoption of its programmatic Smart TV home screen solution.

o
In 2026, management intends to continue shifting sales, product and commercial resources toward Nexxen’s DSP and data platform, while increasing nexAI investments. These initiatives are expected to drive deeper enterprise adoption, expand end-to-end revenue opportunities and reduce reliance on third-party DSP partners.

o
Management also expects to continue driving adoption of Nexxen’s programmatic Smart TV home screen solution and to pursue new and expanded scaled mobile in-app partnerships in 2026 to strengthen resilience to AI-driven industry disruption and support long-term growth.

o	The Company will continue evaluating strategic options for its non-core, non-programmatic business lines, following weakness in Q4 2025 that has persisted in Q1 2026.
o
Operating expenses are expected to decrease modestly as a percentage of Contribution ex-TAC in 2026 compared to 2025. Research and development expenses are expected to remain relatively consistent as a percentage of Contribution ex-TAC, depreciation and amortization and sales and marketing expenses are expected to decrease slightly as percentages of Contribution ex-TAC and general and administrative expenses are expected to increase as a percentage of Contribution ex-TAC. Stock-based compensation expenses are expected to rise modestly in 2026 compared to 2025.

Q4 2025 Operational Highlights and Recent Developments

•
Launched extended and expanded partnership with V, granting Nexxen exclusive third-party video and native display monetization rights across V’s North American CTV media, along with exclusive global access to V’s automatic content recognition (“ACR”) data through at least 2029. This collaboration is attracting significant interest across both sides of the advertising ecosystem and is expected to strengthen Nexxen’s TV data and media differentiation, supporting long-term growth across its enterprise, data and CTV revenue streams.

•
Increased adoption of Nexxen’s industry-first solution for programmatic Smart TV home screen ad activation, which initially provided direct access to scaled native inventory across Hisense and other V-powered CTV OEM brands via the Nexxen DSP and SSP. V adopted the solution as Nexxen’s first CTV operating system partner and it is now integrated across V-powered devices globally, generating positive early results.

•
Partnered with The Trade Desk and V in Q1 2026 to bring programmatic access to scaled native inventory from V-powered CTV OEM brands within The Trade Desk’s Ventura Ecosystem, leveraging Nexxen’s programmatic Smart TV home screen ad activation solution.

•
Entered data licensing agreement with Yahoo DSP in Q4 2025, making Nexxen’s ACR audience segments available for targeting on its platform in the U.S., U.K. and Germany, expanding the Company’s TV data partnerships with major DSPs, which includes other leading platforms like The Trade Desk and StackAdapt.

•
Introduced Nexxen Sports in Q4 2025, a solution suite combining premium live sports inventory with data-driven audience insights, targeting, retargeting and dynamic creative. The offering is designed to help brands drive stronger engagement and performance during marquee live sports events and year-round live sports programming, while enabling advertisers to reach consumers beyond the live window. It also positions Nexxen to capitalize on what is expected to be the biggest live sports advertising year on record, featuring major events like the 2026 FIFA World Cup.

•
Announced the general availability of Curated Marketplace in Q4 2025, enabling customers to package, activate and monetize premium data-driven private marketplace (“PMP”) deals. The solution is expected to improve advertiser outcomes and drive incremental publisher demand on Nexxen’s platform.

•
Introduced measurement and optimization capabilities to Nexxen Health in Q4 2025, including the first-to-market “Auto Allocate” feature in the Nexxen DSP powered by PurpleLab, enabling health and pharmaceutical advertisers to optimize spend in real-time using real-world health signals and verified outcome data, improving targeting accuracy and full-funnel campaign performance. The innovation is expected to further solidify Nexxen as a leading health and pharmaceutical DSP.

Share Repurchase Program and Capital Allocation Updates

o	Nexxen repurchased 1,440,000 shares during Q4 2025 at an average price of $7.47, investing approximately $10.8 million.
o
From March 1, 2022, when the Company launched a series of share repurchase programs, through December 31, 2025, Nexxen repurchased 29,794,967 shares, or approximately 38.5% of shares outstanding, investing approximately $258.2 million.

o
As of February 28, 2026, the Company had approximately $2.0 million remaining under its current $20 million repurchase authorization and has received approval to launch a new repurchase program for up to $40 million, scheduled to begin upon completion of the current program.

o
After deploying $20 million of its previously announced additional $35 million investment in V during Q3 2025, the Company is expected to invest the remaining $15 million in Q3 2026. Upon full deployment, the Company will have invested a total of $60 million, representing an approximately 6% equity ownership stake in V.

o	Nexxen is continuing to explore strategic opportunities focused on accelerating programmatic revenue growth and enhancing and expanding its data, CTV and mobile in-app capabilities.

Financial Highlights for the Three and Twelve Months Ended December 31, 2025 ($ in millions, except per share amounts)

	Three months ended December 31			Twelve months ended December 31
	2025	2024	%	2025	2024	%
IFRS Highlights
Revenue	100.7	112.3	(10)%	364.8	365.5	0%
Programmatic revenue	94.3	98.7	(4)%	340.6	324.5	5%
Operating profit	13.0	24.8	(47)%	32.4	40.8	(21)%

Net income margin on a gross profit basis	15%	30%		10%	14%

Total comprehensive income	10.4	23.3	(55)%	27.9	35.4	(21)%
Diluted earnings per share	0.18	0.37	(50)%	0.41	0.51	(19)%

Non-IFRS Highlights
Contribution ex-TAC	97.8	105.2	(7)%	353.1	343.5	3%

Adjusted EBITDA	33.9	44.3	(23)%	115.1	114.6	1%
Adjusted EBITDA Margin on a Contribution ex-TAC basis	35%	42%		33%	33%

Non-IFRS net income	19.0	32.4	(41)%	59.9	65.2	(8)%
Non-IFRS diluted earnings per share	0.33	0.48	(31)%	0.98	0.93	5%

Fourth Quarter 2025 Financial Results Webcast and Conference Call Details

•	When: March 4, 2026, at 9:00 AM ET
•	Webcast: A live and archived webcast can be accessed from the Events and Presentations section of Nexxen’s Investor Relations website at https://investors.nexxen.com/
•	Participant Dial-In Numbers:
o	U.S. / Canada Toll-Free Dial-In Number: (888) 596-4144
o	U.K. Toll-Free Dial-In Number: +44 800 260 6470
o	International Dial-In Number: +1 (646) 968-2525
o	Conference ID: 2738966

About Nexxen

Nexxen empowers advertisers, agencies, publishers and broadcasters around the world to utilize data and advanced TV in the ways that are most meaningful to them. Our flexible and unified technology stack comprises a demand-side platform (“DSP”) and supply-side platform (“SSP”), with the Nexxen Data Platform at its core. With streaming in our DNA, Nexxen’s robust capabilities span discovery, planning, activation, monetization, measurement and optimization – available individually or in combination – all designed to enable our partners to achieve their goals, no matter how far-reaching or hyper niche they may be.

Nexxen is headquartered in Israel, maintains offices throughout the United States, Canada, Europe and Asia-Pacific, and is traded on Nasdaq (NEXN). For more information, visit www.nexxen.com.

For further information please contact:

Billy Eckert, Vice President of Investor Relations
ir@nexxen.com

Caroline Smith, Vice President of Communications
csmith@nexxen.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for Q1 and full year 2026 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings, including anticipated benefits relating to nexAI; anticipated industry adoption of Nexxen’s programmatic Smart TV home screen ad activation solution; Nexxen’s positioning for accelerated growth and continued future growth; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s plans with respect to its cash reserves as well as ongoing and future share repurchase programs and further investment in V (formerly VIDAA); the Company’s plans to pursue strategic opportunities; anticipated benefits from the renewed and expanded strategic partnership with V, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, including risks related to tariff impacts or policy shifts (including trade negotiations or enforcement actions) that could materially affect market sentiment, consumer behavior and advertising demand; global conflicts and war, including the war between the United States, Israel and Iran, and the war and hostilities between Israel and Hamas, Hezbollah and the Houthis in Yemen, and how those conditions may adversely impact Nexxen’s business, customers and the markets in which Nexxen competes; changes in industry trends; and other negative developments in Nexxen’s business or unfavorable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report filed with the U.S. Securities and Exchange Commission (www.sec.gov) on Form 20-F. Any forward-looking statements made by Nexxen in this press release speak only as of the date of this press release, and Nexxen does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income and Non-IFRS Earnings per Share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Total Comprehensive Income to Adjusted EBITDA," and "Reconciliation of Net Income to Non-IFRS Net Income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenue and cost of revenue (exclusive of depreciation and amortization) minus Performance (non-programmatic) media costs (“traffic acquisition costs” or “TAC”). Performance (non-programmatic) media costs represent the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core, non-programmatic Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by or presented in accordance with IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, tax expenses (benefit), financial expenses (income), net, depreciation and amortization, stock-based compensation expenses, other expenses, net, and delisting related one-time costs. Adjusted EBITDA is included in the press release because it is a key metric used by management and our Board of Directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Contribution ex-TAC.

o
Non-IFRS Net Income and Non-IFRS Earnings per Share: We define non-IFRS earnings per share as non-IFRS net income divided by non-IFRS weighted-average shares outstanding. Non-IFRS net income is equal to net income excluding amortization of acquired intangibles, delisting related one-time costs, stock-based compensation expenses, and other expenses, net, and also considers the tax effects of non-IFRS adjustments. In periods in which we have non-IFRS net income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share include the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings per share is useful to investors for evaluating our ongoing operational performance and trends on a per share basis and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income.

We do not provide a reconciliation of forward-looking non-IFRS financial metrics because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric.

Reconciliation of Total Comprehensive Income to Adjusted EBITDA

	Three months ended December 31			Twelve months ended December 31
	2025	2024	%	2025	2024	%
($ in thousands)
Total comprehensive income	10,411	23,279	(55)%	27,867	35,402	(21)%
Foreign currency translation differences for foreign operations	125	1,575		(2,824)	35
Tax expenses (benefit)	3,448	(533)		12,216	3,095
Financial expenses (income), net	(961)	435		(4,810)	2,289
Depreciation and amortization	16,256	14,621		63,124	58,676
Stock-based compensation expenses	4,595	2,782		18,048	11,460
Other expenses, net	-	16		-	1,504
Delisting related one-time costs	-	2,094		1,520	2,094
Adjusted EBITDA	33,874	44,269	(23)%	115,141	114,555	1%

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended December 31			Twelve months ended December 31
	2025	2024	%	2025	2024	%
($ in thousands)
Revenue	100,711	112,284	(10)%	364,780	365,477	0%
Cost of revenue (exclusive of depreciation and amortization)	(15,461)	(17,068)		(54,979)	(61,020)
Depreciation and amortization attributable to cost of revenue	(13,143)	(12,139)		(50,912)	(47,372)
Gross profit (IFRS)	72,107	83,077	(13)%	258,889	257,085	1%
Depreciation and amortization attributable to cost of revenue	13,143	12,139		50,912	47,372
Cost of revenue (exclusive of depreciation and amortization)	15,461	17,068		54,979	61,020
Performance media cost	(2,939)	(7,122)		(11,651)	(21,976)
Contribution ex-TAC (Non-IFRS)	97,772	105,162	(7)%	353,129	343,501	3%

Reconciliation of Net Income to Non-IFRS Net Income

	Three months ended December 31			Twelve months ended December 31
	2025	2024	%	2025	2024	%
($ in thousands)
Net income	10,536	24,854	(58)%	25,043	35,437	(29)%
Amortization of acquired intangibles	5,914	5,409		23,616	23,359
Delisting related one-time costs	-	2,094		1,520	2,094
Stock-based compensation expenses	4,595	2,782		18,048	11,460
Other expenses, net	-	16		-	1,504
Tax effect of Non-IFRS adjustments (1)	(2,054)	(2,800)		(8,375)	(8,630)
Non-IFRS net income	18,991	32,355	(41)%	59,852	65,224	(8)%

Weighted average shares outstanding—diluted (in millions) (2)	57.5	67.8		61.1	70.1

Non-IFRS diluted earnings per share (in USD)	0.33	0.48	(31)%	0.98	0.93	5%

(1)	Non-IFRS net income includes the estimated tax impact from the expense items reconciling between net income and non-IFRS net income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Audited)

		December 31
		2025	2024
	Note	USD thousands
ASSETS:
Cash and cash equivalents	10	133,308	187,068
Trade receivables, net	8	196,101	217,960
Other receivables	8	6,116	4,579
Current tax assets		1,809	3,373

TOTAL CURRENT ASSETS		337,334	412,980

Fixed assets, net	5	18,033	15,727
Right-of-use assets	6	27,005	31,500
Intangible assets, net	7	318,376	336,768
Deferred tax assets	4	9,407	17,800
Investment in shares	18	45,000	25,000
Other long-term assets		918	738

TOTAL NON-CURRENT ASSETS		418,739	427,533

TOTAL ASSETS		756,073	840,513

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	6	13,287	14,340
Trade payables	9	207,020	228,514
Other payables	9	41,282	38,526
Current tax liabilities		441	4,677

TOTAL CURRENT LIABILITIES		262,030	286,057

Employee benefits		213	300
Long-term lease liabilities	6	18,644	22,857
Deferred tax liabilities	4	515	445

TOTAL NON-CURRENT LIABILITIES		19,372	23,602

TOTAL LIABILITIES		281,402	309,659

SHAREHOLDERS’ EQUITY:	15
Share capital		324	377
Share premium		278,510	362,507
Accumulated comprehensive income (loss)		348	(2,476)
Retained earnings		195,489	170,446

TOTAL SHAREHOLDERS’ EQUITY		474,671	530,854

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		756,073	840,513

CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME (LOSS)
(Audited)

		Year ended December 31
		2025	2024	2023
	Note	USD thousands

Revenue	12	364,780	365,477	331,993

Cost of Revenue (Exclusive of depreciation and amortization shown separately below)	13	54,979	61,020	62,270

Research and development expenses		58,059	49,992	49,684
Selling and marketing expenses		122,975	112,227	105,914
General and administrative expenses	14	33,194	41,237	51,051
Depreciation and amortization		63,124	58,676	78,285
Other expenses, net		-	1,504	1,765

Total operating costs		277,352	263,636	286,699

Operating Profit (loss)		32,449	40,821	(16,976)

Financing income		(7,010)	(6,657)	(8,192)
Financing expenses		2,200	8,946	10,200

Financing expenses (income), net		(4,810)	2,289	2,008

Profit (loss) before taxes on income		37,259	38,532	(18,984)

Tax expenses	4	12,216	3,095	2,503

Profit (loss) for the year		25,043	35,437	(21,487)

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operations		2,824	(35)	2,126
Foreign currency translation for subsidiary sold reclassified to profit and loss		-	-	1,234

Total other comprehensive income (loss) for the year		2,824	(35)	3,360

Total comprehensive income (loss) for the year		27,867	35,402	(18,127)

Earnings per share
Basic earnings (loss) per share (in USD)	16	0.42	0.51	(0.30)
Diluted earnings (loss) per share (in USD)	16	0.41	0.51	(0.30)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Audited)

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2023	413	400,507	(5,801)	156,496	551,615
Total comprehensive income (loss) for the year
Loss for the year	-	-	-	(21,487)	(21,487)
Other comprehensive income:
Foreign currency translation	-	-	2,126	-	2,126
Foreign currency translation for subsidiary sold	-	-	1,234	-	1,234

Total comprehensive income (loss) for the year	-	-	3,360	(21,487)	(18,127)

Transactions with owners, recognized directly in equity
Own shares acquired	(8)	(9,306)	-	-	(9,314)
Share based compensation	-	19,141	-	-	19,141
Exercise of share options	12	221	-	-	233

Balance as of December 31, 2023	417	410,563	(2,441)	135,009	543,548

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2024	417	410,563	(2,441)	135,009	543,548
Total comprehensive income (loss) for the year
Profit for the year	-	-	-	35,437	35,437
Other comprehensive loss:
Foreign currency translation	-	-	(35)	-	(35)

Total comprehensive income (loss) for the year	-	-	(35)	35,437	35,402

Transactions with owners, recognized directly in equity
Own shares acquired	(49)	(61,690)	-	-	(61,739)
Share based compensation	-	12,510	-	-	12,510
Exercise of share options	9	1,124	-	-	1,133

Balance as of December 31, 2024	377	362,507	(2,476)	170,446	530,854

	Share capital	Share premium	Accumulated comprehensive income (loss)	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2025	377	362,507	(2,476)	170,446	530,854
Total comprehensive income for the year
Profit for the year	-	-	-	25,043	25,043
Other comprehensive income:
Foreign currency translation	-	-	2,824	-	2,824

Total comprehensive income for the year	-	-	2,824	25,043	27,867

Transactions with owners, recognized directly in equity
Own shares acquired	(62)	(100,784)	-	-	(100,846)
Share based compensation	-	16,353	-	-	16,353
Exercise of share options	9	434	-	-	443

Balance as of December 31, 2025	324	278,510	348	195,489	474,671

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Audited)

	Year ended December 31
	2025	2024	2023
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit (loss) for the year	25,043	35,437	(21,487)
Adjustments for:
Depreciation and amortization	63,124	58,676	78,285
Net financing expense (income)	(5,082)	1,965	1,699
Loss from disposals of fixed and intangible assets	-	-	2
Loss (income) on leases modification	(151)	10	119
Loss and revaluation on sale of business unit	-	16	1,765
Remeasurement of net investment in a finance lease	195	1,488	-
Share-based compensation and restricted shares	18,048	11,460	19,169
Tax expense	12,216	3,095	2,503
Change in trade and other receivables	21,931	(14,458)	30,603
Change in trade and other payables	(21,311)	57,671	(43,077)
Change in employee benefits	(103)	63	(1)
Income taxes received	5,225	704	352
Income taxes paid	(11,417)	(5,512)	(8,721)
Interest received	4,416	6,595	8,016
Interest paid	(2,025)	(6,375)	(8,486)

Net cash provided by operating activities	110,109	150,835	60,741

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits, net	(276)	390	1,498
Payments on finance lease receivable	1,246	1,824	1,112
Repayment of debt investment	103	95	51
Acquisition of fixed assets	(12,118)	(7,742)	(4,495)
Acquisition and capitalization of intangible assets	(17,577)	(15,779)	(15,126)
Investment in shares	(20,000)	-	-

Net cash used in investing activities	(48,622)	(21,212)	(16,960)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(101,702)	(60,735)	(9,518)
Proceeds from exercise of share options	443	1,133	233
Leases repayment	(16,265)	(15,142)	(17,262)
Repayment of long-term debt	-	(100,000)	-
Net cash used in financing activities	(117,524)	(174,744)	(26,547)

Net increase (decrease) in cash and cash equivalents	(56,037)	(45,121)	17,234

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF YEAR	187,068	234,308	217,500
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	2,277	(2,119)	(426)

CASH AND CASH EQUIVALENTS AS OF THE END OF YEAR	133,308	187,068	234,308